VIA EDGAR

March 27, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Scott Stringer

Angela Lumley

Jenna Hough

Dietrich King

Re:	Concorde International Group Ltd
File No. 333-281799 Registration Statement on Form F-1

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Concorde International Group Ltd (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that such Registration Statement will become effective at 4:00 p.m. Eastern Time, on March 31, 2025, or as soon as thereafter practicable.

Please contact Louis A. Bevilacqua of Bevilacqua PLLC, counsel to the Company, at (202) 869-0888, ext. 100, to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing. The Company understands that the representative of the underwriters, on behalf of the prospective underwriters of the offering, has joined in this request in a separate letter filed with the Securities and Exchange Commission today.

Very truly yours,

Concorde International Group Ltd

By:	/s/ Swee Kheng Chua
Name: Title:	Swee Kheng Chua Chief Executive Officer and Chairman

cc:	Louis A. Bevilacqua, Esq.